UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM SD
 Specialized Disclosure Report

Encision Inc.
(Exact Name of Registrant as Specified in its Charter)

Colorado	84-1162056
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6797 Winchester Circle Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

Mala Ray Controller (303) 444-2600
(Name and telephone number, including area code of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Encision Inc. (the "Company") for calendar year 2016 is being filed in accordance with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company's operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals. This good faith, reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company contacted its vendors that use Conflict Minerals in the manufacture of the Company's products and requested confirmation from such vendors that the Conflict Minerals did not originate from the Covered Countries. Each of the Company's vendors who responded to this inquiry either (a) confirmed that the Conflict Minerals did not originate from the Covered Countries, or (b) responded that such vendor had no reason to believe that the Conflict Minerals originated from the Covered Countries. Additionally, the Company has included a provision in its standard terms and conditions for all order forms that prohibit the use of Conflict Minerals that originate from a Covered Country and, in the event the vendor discovers that a Conflict Mineral did originate in a Covered Country, such vendor must inform the Company of this fact immediately. Based on the foregoing, the Company has no reason to believe that its products contain any Conflict Materials that may have originated in a Covered Country.

A copy of the Company's Conflict Minerals Disclosure is publicly available at www.encision.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENCISION INC. (Registrant)

Date:	May 30, 2017	/S/ Mala M Ray
Mala M Ray Controller